SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 2)
Gencor Industries, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
368678108

(CUSIP Number)
Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102 (Tel.) (239) 262-8577

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 4, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☑.
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)

[1] The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	368678108	13D	Page	2	of	5

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lloyd I. Miller, III ###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	PF-AF-OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		156,045

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		762,121

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		156,045

WITH	10	SHARED DISPOSITIVE POWER

		762,121

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	918,166

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.5%

14	TYPE OF REPORTING PERSON*

	IA-IN-OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D/A

Item 1.	Security and Issuer
This constitutes Amendment No. 2 (the “Second Amendment”) to the statement on Schedule 13D, filed on behalf of Lloyd I. Miller, III (the “Reporting Person”), dated June 19, 2007, as amended (the “Statement”), relating to the Common Stock, par value $0.10 per share (the “Shares”) of Gencor Industries, Inc. (the “Company”). The Company has its principal executive offices at 5201 North Orange Blossom Trail, Orlando, Florida 32810. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 4.	Purpose of the Transaction
Item 4 of the Statement is hereby amended and restated to read in its entirety as follows:
          The Shares covered by this Second Amendment were acquired by the Reporting Person for investment purposes in the ordinary course of his business as an investor. The Reporting Person filing this report now believes that it would be in his best interest, and those of other stockholders, to attempt to influence the governance of the Company. Specifically, the Reporting Person has previously disclosed the following:
•	The Reporting Person is examining all of his options that he believes will enhance stockholder value, including encouraging, participating in or leading efforts to include individuals on the Company’s Board of Directors who would be independent of management and would represent the Company and the holders of the Common Stock.

•	The Reporting Person urges the Company’s Board of Directors to investigate strategic alternatives to maximize shareholder value, and to enhance disclosures to the Company’s public stockholders regarding each of the Company’s lines of business and prospects.

•	On November 20, 2007, the Reporting Person sent a letter to the Company informing the Company’s Board of Directors of his intention to nominate Lloyd I. Miller, III for election by the holders of the Common Stock to serve on the Board of Directors of the Company.
          On February 4, 2008, the Reporting Person filed, with the Securities Exchange Commission, a preliminary proxy statement (the “Proxy Statement”) nominating himself, Lloyd I. Miller, III, to be elected by the common stockholders to the Board of Directors of the Company. Mr. Miller intends to solicit proxies from the holders of shares of the Company’s common stock, in favor of his election, to be used at the 2008 Annual Meeting of Stockholders of the Company. The Reporting Person proposes the election of himself, Lloyd I. Miller, III, for the purpose of diversifying the current Board of Directors with a new, independent, shareholder-nominated director who will seek to maximize shareholder value and further the goals of all public stockholders of the Company. For additional information regarding Lloyd I. Miller, III and his proxy solicitation, see the Proxy Statement.
          Except as described above in this Item 4 and herein, the Reporting Person does not have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D.  The Reporting Person reserves the right to change plans and take any and all actions that the Reporting Person may deem appropriate to maximize the value of his investments, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by the Reporting Person in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.  The Reporting Person may take any other action with respect to the Company or any of the Company’s debt or equity securities in any manner permitted by applicable law.

Item 7.	Materials To Be Filed As Exhibits:
99.1	Letter, dated November 20, 2007, by the Reporting Person to the Company (Filed as Exhibit 99.1 to Schedule 13D by the Reporting Person with the Securities and Exchange Commission on November 21, 2007 and incorporated herein by reference).

99.2	Schedule 14A, dated February 4, 2008, filed by the Reporting Person with the Securities and Exchange Commission (Previously filed on February 4, 2008 and incorporated herein by reference).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2008	By:	/s/ Lloyd I. Miller III
Lloyd I. Miller III